Exhibit 99.5
Annual General Shareholders Meeting Agenda Veldhoven March 28, 2007

Safe Harbor "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, the prevailing market price for ASML shares, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Annual General Shareholders Meeting Henk Bodt, Chairman Supervisory Board Eric Meurice, President and CEO Peter Wennink, EVP and CFO Veldhoven March 28, 2007

Financial summary 2006 achievements Strategy and vision Topics

Total revenues (M&128;) - record high 2002 2003 2004 2005 2006 Q1 179 318 453 685 629 Q2 609 329 616 763 942 Q3 351 370 611 533 958 Q4 820 526 785 548 1068 1,959 1,543 2,465 2,529 3,597

Profit & loss statement (M&128;) Numbers have been rounded for readers' convenience 2005 2006 Net sales 2,529 3,597 Gross profit Gross margin % 974 38.5% 1,462 40.6% R&D costs 324 387 SG&A costs 201 205 Operating income Operating income % 449 17.8% 871 24.2% Net income Net income % 311 12.3% 625 17.4%

Current liabilities include, as of December 31, 2005, USD 575 million principal amount of ASML's 5.75 percent. Convertible Subordinated Notes due October 15, 2006. Balance sheet (M&128;) Assets Dec 2005 Dec 2005 Dec 2006 Dec 2006 Cash and cash equivalents 1,905 51% 1,656 42% Accounts receivable, net 303 8% 673 17% Inventories, net 777 21% 809 20% Other assets 164 4% 182 5% Tax assets 303 8% 342 9% Fixed assets 304 8% 289 7% Total assets 3,756 100% 3,951 100% Liabilities and shareholders' equity Liabilities and shareholders' equity Liabilities and shareholders' equity Liabilities and shareholders' equity Liabilities and shareholders' equity Current liabilities 1,4201 38% 1,181 30% Convertible subordinated bonds 3801 10% 380 10% Long term debts and deferred liabilities 244 6% 233 5% Shareholders' equity 1,712 46% 2,157 55% Total liabilities and shareholders' equity 3,756 100% 3,951 100% Numbers have been rounded for readers' convenience

Financial strategy - Return to Shareholders We believe ASML is a growth company Regular share buybacks is optimum instrument to create significant value - Dividend yields would be low due to cyclicality Dividend certainly option in slower growth model ASML will maintain a strong liquidity buffer of M&128;1,000 to M&128;1,500 and use upside cash for buy backs. Efficiency of capital structure is regularly reviewed

Key financial trends 2005 - 2006 Numbers have been rounded for readers' convenience Profit & Loss Statement M&128; Profit & Loss Statement M&128; Profit & Loss Statement M&128; Profit & Loss Statement M&128; Profit & Loss Statement M&128; Profit & Loss Statement M&128; Q4 05 Q1 06 Q2 06 Q3 06 Q4 06 Units 47 51 72 71 72 Sales 548 629 942 958 1068 Gross profit Gross margin % 204 37.3% 252 40.0% 381 40.4% 391 40.8% 439 41.1% R&D 82 87 92 100 107 SG&A 47 50 51 51 52 Operating income Operating income % 75 13.6% 114 18.2% 238 25.2% 239 25.0% 280 26.2% Net income Net income % 52 9.4% 80 12.7% 167 17.7% 172 17.9% 206 19.3% ASP New Systems 12.5 13.5 13.7 13.8 14.7 Bookings Units 55 62 93 95 84

Numbers have been rounded for readers' convenience (M&128;) 2005 2006 Net Income under US-GAAP 311 625 Share based payments -9 -4 Development expenditures 52 39 Convertible subordinated bonds -21 -24 Net Income under IFRS 333 636 Net Income reconciliation from US-GAAP to IFRS

Cash flow (M&128; ) Numbers have been rounded for readers' convenience 2005 2006 Net income 311 625 Depreciation and amortization 99 104 Changes in tax assets and liabilities 98 28 Effects of changes in other assets and liabilities 301 (280) Cash flow from operations 711 478 Cash flow from investing activities (61) (66) Cash flow from financing activities 3 (648) Effect of changes in exchange rates on cash 23 (13) Net cash flow 676 (249)

2006 financial achievements Records Revenue up 42% to record &128; 3.6 billion Record net income of &128; 625 million Profitability Cost of goods reduction reflected in improved gross margin SG&A decreasing as a percentage of sales, currently at 6% Cash Inventory days improved to 111 days in Q4 2006 from 188 days in Q4 2005

ASML repurchased 10% of outstanding shares Numbers have been rounded for readers' convenience Outstanding shares 1 Jan. 2006 [millions] 485 Exercised employee stock options 2 Issuance of shares redemption convertible loan 31 Share buy back redemption convertible loan (15) Share buy back 2006 (26) Share buy back 2007 (8) Total share buy back (49) Outstanding shares 6 Mar. 2007 (After 26 million ASML treasury shares are cancelled by AGM) 477

Financial summary 2006 achievements Strategy and vision Topics

Growing market share Total market: &128;4,800 million Total market: &128;463 million 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 Region 1 0 1 2.5 8.5 7.5 10.5 11.5 10.5 21 21 19 19.5 25.5 31 36 41 41 30 54 45 53 56.5 61 ASML market share (revenue) 1984 2006 Perkin Elmer Canon GCA Ultratech Eaton Nikon ASET Hitachi 1984 4 2 37 12 5 35 2 3 ASML Nikon Canon 61 25 14 Source: SEMI

ASML market share per region Source: ASML Europe Worldwide litho shipments by region Asia non Japan Japan US 0 500 1,000 1,500 2,000 2,500 3,000 2005 2006 2005 2006 2005 2006 2005 2006 Others ASML M&128;

Photo mask (reticle) Silicon wafer (images) Illuminator ("lamp house") Projection lens (demagnifying) Laser ("lamp") TWINSCAN - a differentiated solution

Leading in technology TWINSCAN Shipped >500 TWINSCAN systems worldwide Immersion Shipped 23 systems to 17 customers in 2006 Shipped 5 systems to Japan Shipped 36 immersion systems in total EUV Shipped EUV demo systems to Albany Nanotech and IMEC Received first 3 orders of pre-production EUV systems for mid 09 shipment

ASML shipped two EUV demo systems to leading research centers ? 13.5 nm NA 0.25 Field 26 x 33 mm2 Magnification 4x reduction Sigma 0.5 IMEC Albany Nanotech

Increasing manufacturing capacity Drivers: Flex system Cycle time Manpower Infrastructure # units # units New Used +66%

153 PhD/Dr. R&D: 1,500 payroll 800 flex 2,800 ASML employees in NL Supplier and technology network in NL: 12,000 people Increasing expertise, internally and externally ASML workforce 5,600 ASML employees worldwide Dec 2006 Dec 2005 5,055 ASML employees worldwide

Capacity: Expanding facilities beyond 2006 2007 +600 workspaces +600 parking lots +30 NT cabins (Q3) 2008 +20 NT/EUV cabins (Q3) 2010 +20 EUV cabins 2011 +1900 workspaces (final 5700) +1300 parking lots (final 4000)

Increasing presence in Asia ASML Center of Excellence (ACE) in Taiwan Inside Hwa Ya Technology Park 1,000 square meters cleanroom space available for customer support and development CS Support CS Logistics Sourcing and logistics D&E Application development Refurbishment ACE 150 employees + local staff

Moving up in customer satisfaction ratings ASML received 5 star rating in December 2006 2005 Best wafer processing equipment 2005 Best wafer processing equipment 1 Varian Semiconductor 2 TEL 3 ASML 4 Dainippon 5 Canon 6 ASM International 7 Hitachi Kokusai 8 Novellus 9 Lam Research 10 Applied Materials 2006 Best wafer processing equipment 2006 Best wafer processing equipment 1 Varian Semiconductor 2 ASML 3 Hitachi Kokusai 4 TEL 5 Dainippon 6 Hitachi Hi-Tech 7 ASM International 8 AMAT 9 Novellus 10 ULVAC Inc 2005 Large suppliers: Chip making equipment 2005 Large suppliers: Chip making equipment 1 Hitachi Hi Tech Corp 2 TEL 3 Agilent Technology 4 ASML 5 Advantest 6 Dainippon 7 ASM International 8 Canon 9 Teradyne 10 Nikon 2006 Large suppliers: Chip Making Equipment 2006 Large suppliers: Chip Making Equipment 1 Varian Semiconductor 2 ASML 3 Teradyne 4 Advantest 5 ASM International 6 Dainippon 7 TEL 8 Hitachi Hi Tech 9 Applied Materials 10 Novellus

ASML: a good corporate citizen (1) Environment, health and safety in 2006 EHS awareness training for more than 2,000 employees Safety incident rate reduced to 0.7 per 100 employees from 0.8 in 2005 while compared to latest industry average of 4.7 Maintained ISO 14001 certification worldwide No serious-injury incidents or violations occurred during 2006 Total number of systems shipped increased by 36% while total energy use grew by 2% and greenhouse gas emissions increased by 6% Total waste materials disposed increased by 10% versus 36% growth in number of systems shipped. 93% of total waste is non-hazardous

ASML: a good corporate citizen (2) Social responsibility in 2006 Over 4,600 job-oriented training programs completed by employees Annual benchmark of compensation and benefits packages Improved coverage of new GRI guideline: ASML improved by 6% to 48% in 2006 Awarded the prestigious Koning Willem I prize on June 23, 2006

Financial summary 2006 achievements Strategy and vision Topics

Execution of strategy Mission: Providing leading edge Lithography Imaging Solutions to continuously improve our customer's global competitiveness Strategy: Providing our IC lithography customers with technology and lead time differentiation, executed at competitive cost levels Expanding our lithography scope to adjacent technology segments to meet ever growing customer needs

Ever growing customer needs - Moore's Law ASML products are enabling customer roadmaps 10 12 200 100 80 60 40 11 07 09 08 04 06 05 01 03 02 00 XT: 1400 XT: 1700i AT: 1200 AT: 850 XT: 1900i 20 DPT EUV Year NAND DRAM LOGIC ASML Product Introduction Resolution, "Shrink" (nm)

Ever growing customer needs (cont.) Semiconductor market growth 8-10% / year Customer requires increasing tool complexity, driving up price Advanced production processes call for more processing layers

1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 Total sales M&128; 100 175 250 400 625 825 1180 1550 2700 1625 2000 1600 2500 2550 3596 0 R&D investment M&128; 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 Strengthening leadership relentlessly ASML R&D investment 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 400 350 300 250 200 150 100 50 0

36.5 nm dense lines Dipole Illumination k1= 0.255 C-quad Illumination k1= 0.258 37 nm horizontal and vertical dense lines XT:1900 resolution performance of 36.5 nm Near perfect image contrast at max scan speed of 600 mm/s

Litho: Value added by up/down stream feedback Lithography Inspection & lab metrology IC design Reticle enhancement techniques Design verification On-line metrology Growth Realizing the vision: Brion acquisition Growth Growth

Realizing the vision: towards Euro 5 billion revenues Natural market growth Growth of semiconductor unit market More systems for more layers Higher prices per system to address complexity Relentless investment in R&D to strengthen technology leadership Scope broadening by adding value to current product portfolio and new product opportunities

Commitment

Agenda (1/20) van de Jaarlijkse Algemene Vergadering van Aandeelhouders van ASML Holding N.V. (de "Vennootschap"), te houden op woensdag 28 maart 2007, om 14.00 uur in het Auditorium, ASML Gebouw 7, De Run 6665, Veldhoven. 1. Opening. 2. Overzicht van de activiteiten en de financiele situatie van de Vennootschap.

Agenda (2/20) 3. Bespreking van het Jaarverslag 2006 en vaststelling van de overeenkomstig de Nederlandse wet opgestelde jaarrekening over het boekjaar 2006. Stempunt geopend Stempunt gesloten

Agenda (3/20) 4. Verlening van decharge aan de leden van de Directie voor de uitoefening van hun functie in het boekjaar 2006. Stempunt geopend Stempunt gesloten

Agenda (4/20) 5. Verlening van decharge aan de leden van de Raad van Commissarissen voor de uitoefening van hun functie in het boekjaar 2006. Stempunt geopend Stempunt gesloten

Agenda (5/20) 6. Toelichting op het reserverings- en dividendbeleid. Discussiepunt

Agenda (6/20) 7. Voorstel tot wijziging van de statuten van de Vennootschap. Stempunt geopend Stempunt gesloten

Agenda (7/20) 8. Aantal aandelen en opties voor Directie en werknemers. a. Goedkeuring van het aantal voor de Directie beschikbare prestatie-aandelen en machtiging van de Directie om deze aandelen uit te geven, onder voorbehoud van goedkeuring van de Raad van Commissarissen; Stempunt geopend Stempunt gesloten

Agenda (8/20) 8. Aantal aandelen en opties voor Directie en werknemers. b. Goedkeuring van het aantal voor de Directie beschikbare prestatie- opties en machtiging van de Directie om deze opties uit te geven, onder voorbehoud van goedkeuring van de Raad van Commissarissen; Stempunt geopend Stempunt gesloten

Agenda (9/20) 8. Aantal aandelen en opties voor Directie en werknemers. c. Goedkeuring van het aantal beschikbare aandelen, hetzij in aandelen dan wel in opties, voor ASML werknemers, en aanwijzing van de Directie als het orgaan dat bevoegd is om, met goedkeuring van de Raad van Commissarissen, te besluiten tot uitgifte van deze aandelen of opties. Stempunt geopend Stempunt gesloten

Agenda (10/20) 9. Samenstelling van de Raad van Commissarissen. Voordracht door de Raad van Commissarissen van een kandidaat voor benoeming als lid van de Raad van Commissarissen per 28 maart 2007. Stempunt geopend Stempunt gesloten

Agenda (11/20) 10. Samenstelling van de Raad van Commissarissen in 2008. Mededeling dat de heer F.W. Frohlich bij rotatie zal aftreden in 2008; Mededeling dat de heer A.P.M. van der Poel bij rotatie zal aftreden in 2008. 11. Bezoldiging van de Raad van Commissarissen. Stempunt geopend Stempunt gesloten

12. Voorstel om de Directie aan te wijzen als het orgaan dat bevoegd is tot uitgifte van aandelen of rechten daarop in het kapitaal van de Vennootschap, binnen de grenzen van de statuten van de Vennootschap, alsmede tot het beperken of uitsluiten van het aan de aandeelhouders toekomende voorkeursrecht. a. Voorstel om de Directie vanaf 28 maart 2007 voor een periode van 18 maanden aan te wijzen als het orgaan dat bevoegd is om, met goedkeuring van de Raad van Commissarissen, te besluiten tot uitgifte van aandelen of rechten daarop in het kapitaal van de Vennootschap. Deze bevoegdheid wordt beperkt tot 5% van het geplaatste kapitaal ten tijde van de delegatie. Agenda (12/20) Stempunt gesloten Stempunt geopend

Agenda (13/20) 12. b. Voorstel om de Directie vanaf 28 maart 2007 voor een periode van 18 maanden aan te wijzen als het orgaan dat bevoegd is om, met goedkeuring van de Raad van Commissarissen, te besluiten tot het beperken of uitsluiten van het aan de aandeelhouders toekomende voorkeursrecht in verband met de tenuitvoerlegging van de onder a. beschreven uitgifte van aandelen of rechten daarop. Stempunt geopend Stempunt gesloten

Agenda (14/20) 12. c. Voorstel om de Directie vanaf 28 maart 2007 voor een periode van 18 maanden aan te wijzen als het orgaan dat bevoegd is om, met goedkeuring van de Raad van Commissarissen, te besluiten tot uitgifte van een additionele 5% van het geplaatste kapitaal ten tijde van de delegatie, welke 5% uitsluitend in verband met of ter gelegenheid van fusies en/of acquisities kan worden aangewend. Stempunt geopend Stempunt gesloten

Agenda (15/20) 12. d. Voorstel om de Directie vanaf 28 maart 2007 voor een periode van 18 maanden aan te wijzen als het orgaan dat bevoegd is om, met goedkeuring van de Raad van Commissarissen, te besluiten tot het beperken of uitsluiten van het aan de aandeelhouders toekomende voorkeursrecht in verband met de tenuitvoerlegging van de onder c. beschreven uitgifte van aandelen of rechten daarop. Stempunt geopend Stempunt gesloten

Agenda (16/20) 13. Intrekking van gewone aandelen. Voorstel om ingekochte of nog in te kopen gewone aandelen in het aandelenkapitaal van de Vennootschap in te trekken. Het aantal gewone aandelen dat zal worden ingetrokken zal worden vastgesteld door de Directie, doch zal niet meer bedragen dan 10% van het geplaatste kapitaal per 28 maart 2007. Stempunt geopend Stempunt gesloten

Agenda (17/20) 14. Voorstel om de Directie voor een periode van 18 maanden, ingaande 28 maart 2007, onder voorbehoud van goedkeuring door de Raad van Commissarissen, te machtigen om ter beurze of anderszins, onder bezwarende titel een zodanig aantal gewone aandelen in de Vennootschap te verwerven als mogelijk is binnen de grenzen van de wet en de statuten van de Vennootschap, en rekening houdend met de mogelijkheid om de verkregen aandelen in te trekken, voor een prijs gelegen tussen enerzijds het bedrag gelijk aan de nominale waarde van de aandelen en anderzijds een bedrag gelijk aan 110% van de beurskoers van aandelen genoteerd aan Euronext Amsterdam N.V. of Nasdaq Global Select Market ("Nasdaq"); hierbij zal als beurskoers gelden: het gemiddelde van de hoogste prijs van de laatste vijf dagen waarop handel plaatsvond voorafgaand aan de dag van de verkrijging, zoals gepubliceerd in de officiele lijst van Euronext Amsterdam N.V. of zoals genoteerd aan Nasdaq. Stempunt gesloten Stempunt geopend

Agenda (18/20) 15. Intrekking van additionele gewone aandelen.Voorstel tot intrekking van gewone aandelen in het kapitaal van de Vennootschap, welke gewone aandelen zijn ingekocht door de Vennootschap, nadat intrekking van de gewone aandelen overeenkomstig agendapunt 13 heeft plaatsgevonden. Het aantal aandelen dat zal worden ingetrokken zal worden vastgesteld door de Directie, doch zal niet meer bedragen dan 10% van het geplaatste kapitaal van de Vennootschap per 28 maart 2007, verminderd met het aantal gewone aandelen dat is ingetrokken overeenkomstig agendapunt 13. Stempunt geopend Stempunt gesloten

Agenda (19/20) 16. Intrekking van additionele gewone aandelen. Voorstel tot intrekking van gewone aandelen in het kapitaal van de Vennootschap, welke gewone aandelen zijn ingekocht door de Vennootschap, nadat intrekking van de gewone aandelen overeenkomstig agendapunt 15 heeft plaatsgevonden. Het aantal aandelen dat zal worden ingetrokken zal worden vastgesteld door de Directie, doch zal niet meer bedragen dan 10% van het geplaatste kapitaal van de Vennootschap per 28 maart 2007, verminderd met het aantal gewone aandelen dat is ingetrokken overeenkomstig de agendapunten 13 en 15. Stempunt geopend Stempunt gesloten

Agenda (20/20) 17. Rondvraag. 18. Sluiting.

Board of Management and Supervisory Remuneration Jos Westerburgen, Chairman of Remuneration Committee Annual General Shareholders Meeting March 28th, 2007

Reference Group for Benchmarking of Board of Management Remuneration Period through 2006 Alcatel ASM International Atos Origin Carl Zeiss Meditec Cap Gemini Computacenter DSM Infineon Technologie KPN LogicaCMG Nokia (network division) Oce Randstad Sagem SAP St Microelectronics Vedior VNU Wolters Kluwer As from 2007 Alcatel ASM International Atos Origin Carl Zeiss Meditec Cap Gemini Capita Group Computacenter DSM Getronics Infineon Technologie KPN LogicaCMG Nokia (network division) NXP Oce Randstad SAP STMicroelectronics Vedior Wolters Kluwer

Achievements 2006 Board of Management Bonus Bonus Maximum percentage (as % of base salary) 50% Actual achieved percentage (as % of base salary) 45.95% Achievement level 91.9% out of 100% Performance Stock Options Performance Stock Options Maximum percentage (as % of base salary) 50% Actual achieved percentage (as % of base salary) 50% Achievement level 100% out of 100%

Remuneration supervisory board Current New Remains the same Chairman Supervisory Board 40000 55000 All Supervisory Board members 25000 40000 Chairmen Committees, except Chairman Audit Committee 10000 10000 Regular Committee Members, except Audit Committee 10000 7500 Audit Committee Chairman 15000 15000 Audit Committee Member 10000 10000 Non-European Supervisory Board members 25000 70000

William T. Siegle nomination to Supervisory Board Background & education US Citizen, born in 1939 BSEE, MSEE and Ph.D - Rensselaer Polytechnic Institute in Troy, New York Career IBM (1964 - 1990): Technical, management and executive roles, including Director of Advanced Technology Center AMD (1990 - 2005): Senior VP responsible for worldwide manufacturing operations Chief Scientist Previous directorships Member and chairman of the Board of Directors of SRC Member of the Board of Directors of Sematech, Director of Etec, Inc. and DuPont Photomask, Inc. Current directorships Member of the Advisory Board of Toppan Photomasks, Inc. and Acorn Technologies, Inc.

ROIC and Board of Management Remuneration AGM 2007

Relative ROIC Position 2004 #1 2005 #2 2006 to be determined in Q2 2007 when all peer companies have published their 2006 figures

Peer Group ROIC Target ROIC ROIC ROIC 2004 2005 LAM Research 12.6% 51.0% KLA-Tencor 13.4% 21.3% Applied Materials 18.0% 14.7% Varian Semiconductor 16.2% 14.2% Cymer 8.0% 9.8% Novellus 7.8% 6.2% MKS Instruments 11.7% 4.8% ASMI 7.4% 2.4% Advanced Energy 4.3% -4.8% Asyst -8.5% NA Market cap weighted ROIC 14.4% 17.2% ASML 19.6% 35.2%